Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July, 2005

                              CONVERIUM HOLDING AG
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X    Form 40-F
                                 -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes         No  X
                           -----      -----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Repurchase of shares for Employee Participation Plans

Zug, Switzerland - July 4, 2005 - Converium Holding AG has repurchased 200'000 shares in the period of April 1 through June 30, 2005 on the SWX Swiss Exchange in conjunction with its share delivery obligations under the various Employee Participation Plans.

Converium Holding AG will continue its repurchases of own stock in order to fulfil its share delivery obligations under the various Employee Participation Plans.

Contacts:

Zuzana Drozd
Head of Investor Relations
zuzana.drozd@converium.com
Phone    +41 (0) 44 639 91 20
Fax      +41 (0) 44 639 71 20


Esther Gerster
Head of Public Relations
esther.gerster@converium.com
Phone    +41 (0) 44 639 90 22
Fax      +41 (0) 44 639 70 22



www.converium.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CONVERIUM HOLDING AG


                                        By:  /s/ Terry Clarke
                                             ----------------
                                             Name:      Terry Clarke
                                             Title:     CEO


                                        By:  /s/ Christian Felderer
                                             ----------------------
                                             Name:      Christian Felderer
                                             Title:     General Legal Counsel



Date: July 4, 2005